Exhibit 4(vi)

DESCRIPTION OF SECURITIES

General

Trio-Tech International (the “Company”) is authorized to issue 15,000,000 shares of common stock. As of December 1, 2021, there were 3,950,180 shares issued and outstanding.

Each share of common stock is entitled to one vote. The common stock does not provide for any a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

In the election of directors, California law permits a shareholder to cumulate votes for one or more candidates, but only if each such candidate’s name has been placed in nomination prior to the voting and the shareholder has given notice at the meeting, prior to the voting, of such shareholder’s intention to cumulate votes. If any shareholder has given such notice, all shareholders may cumulate their votes for the candidates in nomination. If the voting for directors is conducted by cumulative voting, each share will be entitled to a number of votes equal to the number of directors to be elected. These votes may be cast for a single candidate or may be distributed among two or more candidates in such proportions as the shareholder thinks fit.

The Company has not paid any cash dividends on our stock since fiscal 2008.  The determination as to whether to pay any future cash dividends will depend upon the Company’s earnings and financial position at that time and other factors as the Company’s Board of Directors may deem appropriate. In general, California law prohibits the payment of dividends unless a corporation’s retained earnings prior to the dividend equals or exceeds the dividend or, immediately after payment of the dividends, the corporation’s assets would equal or exceed its total liabilities. There is no assurance that dividends will be paid to holders of common stock in the foreseeable future.

Equity Incentive Plans

The Company had two option plans, a 2007 Directors Equity Plan and a 2007 Employee Stock Option Plan, each of which terminated by its terms in 2017. Although no further grants may be made under those terminated plans, as of December 1, 2021, there were outstanding options to purchase a total of 50,000 shares of common stock granted under the 2007 Directors Equity Plan and options to purchase a total of 37,500 shares of common stock granted under the 2007 Employee Stock Option Plan.

On September 14, 2017, the Company’s Board of Directors adopted the 2017 Directors Equity Incentive Plan (“2017 Directors Plan”) and the 2017 Employee Stock Option Plan (the “2017 Employee Plan”), each of which initially covered 300,000 shares of common stock. Those two plans were approved by the Company’s shareholders on December 4, 2017. An amendment to the 2017 Directors Plan was approved by the Company’s Board of Directors on October 27, 2020 and by its shareholders on December 8, 2020, which amendment increased the number of shares covered thereby from 300,000 to 600,000 shares. The purpose of these two plans is to enable the Company to attract and retain top-quality employees, officers, directors and consultants and to provide them with an incentive to enhance shareholder return as well as contributing to the Company’s long-term growth and profitability objectives. As of December 1, 2021, there were outstanding options to purchase a total of 320,000 shares of common stock granted under the 2017 Directors Plan and options to purchase a total of 229,875 shares of common stock granted under the 2017 Employee Plan.

The exercise price under all options granted under the 2017 Directors Plan must be at no less than the fair market value of the common stock on the date of grant. The exercise price under all options granted under the 2017 Employee Plan must be at no less than the fair market value of the common stock on the date of grant except that the exercise price of options intended to be incentive stock options must be no less than 110% of fair market value if such option is granted to an employee who holds more than 10% of the total combined voting power of the Company’s voting securities. Options under the 2017 Directors Plan vest upon grant. Awards under the 2017 Employee Plan vest in accordance with the individual grant.

On February 8, 2018, the Company filed a filed a Registration Statement on Form S-8 (333- 222920) to register with the Securities and Exchange Commission an aggregate of 600,000 shares of the Company’s common stock, which may be issued by the Company upon the exercise of options granted, or other awards made, pursuant to the terms of the 2017 Directors Plan and the 2017 Employee Plan. On February 8, 2021, the Company filed a Registration Statement on Form S-8 (333-252841) to register an additional 300,000 shares of the Company’s common stock which may be issued upon the exercise of options granted under the 2017 Directors Plan. Please see Exhibit 4.1 and Exhibit 4.2 to Registration Statement on Form S-8 (333- 222920) for a copy of the 2017 Employee Plan and 2017 Directors Plan, respectively.

Limitations on Liability and Indemnification of Officers and Directors

The California General Corporation Law permits a corporation to eliminate or limit the personal liability of a director of the corporation for monetary damages for breach of the director’s duty of care as a director, provided that the breach does not involve certain enumerated actions, including, among other things, intentional misconduct or knowing and culpable violation of the law, acts or omissions which the director believes to be contrary to the best interest of the corporation or its shareholders or which reflect an absence of good faith on the director’s part, the unlawful purchase or redemption of stock, payment of unlawful dividends or receipt of improper personal benefits. The Company’s Board of Directors believes that such provisions have become commonplace among major corporations and are beneficial in attracting and retaining qualified directors. The Company’s Articles of Incorporation include such provisions.

The Company’s Articles of Incorporation permit and its By-laws impose a mandatory obligation upon the Company to indemnify any director or officer to the fullest extent authorized or permitted by law (as now or hereinafter in effect), including under circumstances in which indemnification would otherwise be at the discretion of the Company. In addition, the Company has entered into indemnification agreements with each of its directors and officers providing for the maximum indemnification permitted or authorized by law.

The foregoing indemnification provisions are broad enough to encompass certain liabilities of directors and officers under the Securities Act of 1933, as amended, and may discourage shareholders from bringing a lawsuit against directors and officers in their capacity as such.

The Company maintains directors’ and officers’ liability insurance that insures its directors and officers against the cost of defense, settlement or payment of a judgment in certain specified circumstances.